Exhibit 12.1

BEAZER HOMES USA, INC.
FIXED CHARGE COVERAGE RATIO CALCULATION

						Quarter Ended
	Year Ended September 30,					December 31,
	2009	2008	2007	2006	2005	2009	2008
	($ in thousands)

(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	($186,546)	($729,115)	($574,593)	$609,835	$572,340	$44,535	($79,159)
FIXED CHARGES	137,631	145,604	154,743	130,636	95,242	34,108	34,994
LESS: INTEREST CAPITALIZED	(50,451)	(84,474)	(148,444)	(124,162)	(89,696)	(12,648)	(12,648)
ADD: INTEREST AMORTIZED TO COS	54,714	112,262	127,530	95,974	80,180	11,384	12,693
ADD: INTEREST IMPAIRED TO COS	3,376	13,795	12,350	—	—	632	537

EARNINGS AVAILABLE FOR FIXED CHARGES	(41,276)	(541,928)	(428,414)	712,283	658,066	78,011	(43,619)
FIXED CHARGES	$137,631	$145,604	$154,743	$130,636	$95,242	34,108	34,994

RATIO OF EARNINGS TO FIXED CHARGES(a)	(a )	(a )	(a )	5.45x	6.91x	2.29x	(a )

(a)	The ratio of earnings to fixed charges for each of the periods is determined by dividing earnings by fixed charges. Earnings consist of (loss) income from continuing operations before income taxes, amortization of previously capitalized interest and fixed charges, exclusive of capitalized interest cost. Fixed charges consist of interest incurred, amortization of deferred loan costs and debt discount, and that portion of operating lease rental expense (33%) deemed to be representative of interest. Earnings for fiscal years ended September 30, 2009, 2008 and 2007 and the quarter ended December 31, 2008 were insufficient to cover fixed charges by $41 million, $542 million, $428 million and $44 million, respectively.